FRANKLIN TOWERS ENTERPRISES, INC.
88 Julong Road
Lidu Economic Development Zone
Fulin, Chongqing, China

August 27, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Withdrawal of Registration Statement on Form S-1 (Registration No. 333-148341) Under the Securities Act of 1933 for Franklin Towers Enterprises, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Franklin Towers Enterprises, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-148341), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant has determined not to proceed with the registration and sale of its common stock at this time. No shares of its common stock have been offered or sold under the Registration Statement.

Please address any questions you may have to the undersigned at 88 Julong Road, Lidu Economic Development Zone, Fulin, Chongqing, China, telephone number 86-23-7218-3336.

Thank you for your assistance with this matter.

Sincerely,

/s/ Dingliang Kuang
Dingliang Kuang
President and Chief Executive Officer